

Mail Stop 3030

June 30, 2017

Via E-mail
Michael J. Schmidtlein
Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605

    Re: EnerSys
          Form 10-K for the Fiscal Year Ended March 31, 2017
          Filed May 30, 2017
          File No. 001-32253

Dear Mr. Schmidtlein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended March 31, 2017

Item 8. Financial Statements

Consolidated Statements of Income, page 53

1.   Revise the statement in future filings to separately present the aggregate amount of goodwill impairment losses consistent with ASC 350-20-45-2.

Exhibits 31.1 and 31.2

2.   Revise future filings to include certifications that conform to the text specified in Item 601(b)(31) of Regulation S-K, as required by Exchange Act Rule 13a-14(a). We note for example that you omitted text required in paragraphs 4 and 4(d).

Form 8-K filed May 30, 2017

Reconciliation of Non-GAAP Financial Measures

3.   You present the income tax effects of your non-GAAP adjustments but do not clearly explain how the tax effect was calculated, which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery